2005 MERRICK ROAD
SUITE 326
MERRICK, NEW YORK 11566
212.367.7079
THEBLACKPOOLGROUP.COM

NELSON SHAPIRO
NSHAPIRO@THEBLACKPOOLGROUP.COM

BLACKPOOL GROUP, INC.

BLACKPOOL ACQUISITIONS, LLC.

BLACKPOOL CAPITAL GROUP, LLC.

BLACKPOOL INTERNATIONAL, LTD.

BLACKPOOL CORPORATE ADVISORS, LLC.

BLACKPOOL GROUP, INC.

INFLUENCING THE DESTINY OF COMPANIES

December 8, 2010

Via Telefax to No. (202) 772-9198

Mr. Michael Rosenthall
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: **Form 10 Registration of Bristol Acquisitions Corp.**
>   **SEC File No. 000-54144**

Dear Mr. Rosenthall:

Reference is made to your correspondence dated November 3, 2010 (copy enclosed). Please note that pursuant to your direction, we have amended our registration to reflect the two (2) points raised reflecting the *Risk Factor* concerning a market maker and Brampton judgment as it is now referenced as against The BlackPool Group.

Please be aware that disclosure of the Brampton judgment was originally omitted based upon our belief that it was both remote and insignificant. Brampton brought suit against BlackPool nearly one and a half years ago for alleged breach of contract. However, instead of bringing suit in New York as required by our contract, Brampton instead elected to institute its action in Florida. We always deemed their curious actions as preemptive. Upon advice of counsel, we simply took a "wait and see" approach and elected to press our claims and defenses against Brampton if and when they attempted to domesticate their judgment in New York, the situs and legal domicile of BlackPool. Based upon the fact that nearly one and a half years have elapsed without any enforcement action by Brampton, we deemed the effect upon this offering to be *di minimus*. However, for the sake of full compliance, we have now amended the registration to reflect this matter.

We hope that the enclosed amended registration Form 10 and the explanation herein offered with meet with the Commission's satisfaction and permit filing. Of course, please feel free to contact me with any further inquiries in this regard.

Thank you for your assistance.

Very truly yours,

Nelson Shapiro